Aspen Group Reports 2004 First Quarter Results

OKLAHOMA CITY, Oklahoma June 11, 2004 -- Aspen Group Resources Corporation, (TSX:ASR) (“Aspen” or the “Company”), announced its financial results for the first quarter ended March 31, 2004. Aspen reports its results in U.S. dollars.

For the three-month period, Aspen reported revenues of $2,226,484 million compared to $2,469,941 million recorded in the same period last year. For the three-month period in 2004, Aspen recorded net loss of $231,159 or $0.00 per share, versus net income of $6,140 or $0.00 per share in the same period last year. Cash flow from operations for the period was $936,470 compared to $929,167 for the same period in 2003.

Results from operations were impacted in the first quarter by a year over year decline in production due to the sale of non-core properties, which were monetized to reduce debt. Conversely, depreciation and depletion expense increased from $773,929 in the first quarter of 2003 to $1,167,629 in 2004. The increase in depreciation and depletion expense is directly attributable to a reduction in Aspen’s Canadian reserve base as at January 1, 2004. While depreciation and depletion expense had a negative effect on earnings, it does not affect the Company’s cash flow. Also negatively effecting first quarter results were increased corporate and legal expenses associated with litigation involving the Company.

Partially offsetting these factors were higher sustained commodity prices. Additionally, Aspen continued to reduce debt in the first quarter as long-term debt decreased by $1,633,781.

During the quarter, Aspen initiated a private placement equity financing consisting of 12 million special warrants at a price of Cdn.$0.25 for total proceeds of Cdn. $3,000,000.  Each special warrant is convertible for no additional consideration into units, with each unit consisting of one share and one half-share purchase warrant. Each whole warrant is exercisable for 12 months at Cdn. $0.35 to acquire one share. The transaction closed on April 4, 2004 and is not reflected in the first quarter results. The shares and warrants carry a four-month hold period from the closing date. Net proceeds will be used for drilling, general corporate purposes, and to reduce debt.

Comparative summary results for three period ended March 31, 2004 and year ended December 31, 2003 are shown in US Dollars in the following tables. Additional information is contained in the Company’s financial statements, which are available for review in the SEDAR database.

Condensed Consolidated Summary Balance Sheet as at

(In US Dollars)

	Mar. 31, 2004 (Unaudited)	Dec. 31, 2003 (Audited)

Assets
Current assets	$4,524,698	$5,189,120
Oil and gas properties (net of depletion)
Property, equipment and other assets (net of depreciation)	38,365,643	39,487,383
Total Assets	$43,803,240	$45,623,578

Liabilities and Stockholders’ Equity
Accounts payable and accrued interest and expenses	$5,682,695	5,853,165
Notes payable and current maturities of long-term debt	11,809,551	13,443,332
Long-term debt, net of current maturities	97,931	99,005
Provision for Site Restoration	331,962	317,846
Deferred Income Taxes	-	-
Stockholders’ Equity	25,881,101	25,910,230
Total Liabilities and Stockholders’ Equity	$43,803,240	45,623,578

The following information compares results for the three-month period ended March 31, 2004 versus the three-month period ended March 31, 2003.

Condensed Consolidated Summary Statements of Operations

(Unaudited In US Dollars)

	Three Months ended March 31
	2004	2003
Revenue	$2,492,555	$2,681,986
Expenses
Production, operating	829,447	1,065,372
General, administrative	536,670	469,645
Depreciation, depletion	1,167,629	773,929
Interest, financing costs	189,968	224,521
Total	$2,533,746	$2,308,946
Net income (loss) before taxes	$(231,159)	$148,519
Net income (loss) after tax	$(231,159)	$6,140
Net income (loss) per share	$0.00	$0.00

Cash flow from operations	936,470	929,167
Weighted avg. shares	52,023,827	45,911,370

For complete financial statements, please refer to the Company’s filings with SEDAR at www.sedar.com

Aspen Group Resources Corporation is an independent oil and natural gas producer engaged in the acquisition, exploration, production and development of oil and natural gas properties in the Mid Continent Region in the US and Western Canada. Aspen’s shares trade on The Toronto Stock Exchange under the symbol ASR.

Additional information on Aspen Group Resources Corporation is available from:

Kevin O’Connor

877-775-8734

koconnor@aspengroupresources.com